Exhibit 99.1

SHARYLAND UTILITIES, L.P. Consolidated Financial Statements June 30, 2017 (Unaudited)

SHARYLAND UTILITIES, L.P.

Consolidated Balance Sheets
(In thousands)

(Unaudited)

	June 30,	December 31,
Assets	2017	2016
Current Assets
Cash and cash equivalents	$24,000	$12,263
Accounts receivable, net	49,766	40,744
Due from affiliates	21,067	21,701
Inventory	1,844	1,380
Prepayments and other current assets	1,896	3,475
Total current assets	98,573	79,563
Property, Plant and Equipment - net	1,898,993	1,847,746
Goodwill	1,100	1,100
Deferred Charges – Regulatory Assets, net	41,569	41,807
Total Assets	$2,040,235	$1,970,216

Liabilities and Partners' Capital
Current Liabilities
Accounts payable and accrued liabilities	$50,263	$46,174
Revolving line of credit	5,000	-
Current portion of long-term debt	3,493	3,493
Current portion of financing obligation	32,739	39,028
Due to affiliates	27,360	28,674
State margin tax payable	1,072	1,756
Total current liabilities	119,927	119,125
Long-Term Financing Obligation	1,612,478	1,555,797
Long-Term Debt	157,088	158,834
Regulatory Liabilities	10,372	6,907
OPEB and Other Liabilities	6,131	6,348
Total Liabilities	1,905,996	1,847,011
Commitments and Contingencies
Partners' Capital
General partner	1,292	1,181
Limited partner	132,947	122,024
Total partners' capital	134,239	123,205
Total Liabilities and Partners' Capital	$2,040,235	$1,970,216

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Operations
(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Revenues	$82,260	$68,499	$162,798	$136,462
Operating Expenses
Distribution expense	6,426	6,099	12,846	11,690
Transmission expense	7,903	7,401	15,873	14,891
Administrative and general expense	11,716	11,055	24,492	21,631
Depreciation and amortization	11,096	9,888	22,328	19,556
Total operating expenses	37,141	34,443	75,539	67,768
Operating Income	45,119	34,056	87,259	68,694
Other Expense - net
Interest expense - net	(38,390)	(35,037)	(75,583)	(67,284)
Other income - net	13	1,476	26	3,040
Tax reimbursements for contribution in aid of construction	115	129	188	293
Total other expense - net	(38,262)	(33,432)	(75,369)	(63,951)
Net Income Before Income Taxes	6,857	624	11,890	4,743
Income Tax Expense	430	360	856	717
Net Income	$6,427	$264	$11,034	$4,026

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Comprehensive Income
(In thousands)

(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2017	2016	2017	2016
Net Income	$6,427	$264	$11,034	$4,026
Change in fair value of cash flow hedging instruments	-	(6)	-	(73)
Comprehensive Net Income	$6,427	$258	$11,034	$3,953

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Partners’ Capital
Six Months Ended June 30, 2017
(In thousands)

(Unaudited)

			Total
	General	Limited	Partners'
	Partner	Partner	Capital
Balance at December 31, 2016	$1,181	$122,024	$123,205
Net income	111	10,923	11,034
Balance at June 30, 2017	$1,292	$132,947	$134,239

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Consolidated Statements of Cash Flows
(In thousands)

(Unaudited)

	Six Months Ended
	June 30,
	2017	2016
Cash flows from Operating Activities
Net income	$11,034	$4,026
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	21,261	17,820
Amortization of deferred costs	1,670	2,339
Allowance for funds used during construction - equity	-	(2,930)
Changes in assets and liabilities:
Accounts receivable	(9,022)	419
Due from affiliates	634	11,038
Inventory	(464)	(1,178)
Prepayments and other current assets	1,986	(2,026)
Deferred charges - regulatory assets and liabilities	1,653	(4,023)
Accounts payable, accrued liabilities and other	4,142	(22,591)
Due to affiliates	(1,314)	(324)
State margin tax payable	(684)	(598)
Net cash provided by operating activities	30,896	1,972
Cash flows from Investing Activities
Additions to property, plant and equipment	(3,234)	(29,174)
Net cash used in investing activities	(3,234)	(29,174)
Cash flows from Financing Activities
Partners' contributions	-	29,779
Proceeds from notes payable	997	-
Proceeds from short-term borrowing	5,000	10,000
Proceeds from short-term borrowing from affiliates	10,000	10,000
Proceeds from borrowing of long-term debt	-	3,000
Repayments of notes payable	(98)	-
Repayments of short-term borrowing	-	(5,000)
Repayments of short-term borrowing to affiliates	(10,000)	(10,000)
Repayments of long-term debt	(1,746)	(20,000)
Repayments of financing obligation	(20,078)	(18,624)
Net cash used in financing activities	(15,925)	(845)
Net increase (decrease) in cash and cash equivalents	11,737	(28,047)
Cash and cash equivalents at beginning of period	12,263	35,737
Cash and cash equivalents at end of period	$24,000	$7,690

See accompanying notes to the consolidated financial statements.

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements
June 30, 2017
(Unaudited)

(1)	Description of Business and Summary of Significant Accounting Policies
(a)	Description of Business

Sharyland Utilities, L.P. (the Partnership or SULP) is a partnership engaged in providing regulated electric transmission and distribution delivery services to retail electric providers (REPs) serving over 54,000 electric delivery points in 29 counties in approximately 35,800 circuit miles of overhead and 4,700 circuit miles of underground distribution lines throughout Texas. The Partnership’s customers are principally residential, commercial and irrigation customers located in the cities of Mission and McAllen, Texas, in the outlying areas of Hidalgo County in south Texas, in the Midland-Stanton area of west Texas, in the central Texas area around Brady, and in northeast Texas in Hunt, Collin and Fannin Counties.

The Partnership is also engaged in the transmission of electricity throughout Texas. Those transmission activities include: a 138 Kilovolt (kV) looped system of approximately 323 circuit miles in length near Stanton; approximately 45 circuit miles of 345 kV transmission line located near Stanton; a 138 kV direct current transmission interconnection between Texas and Mexico (Railroad DC Tie); approximately 16 circuit miles of 138 kV transmission line located in the cities of Mission and McAllen; approximately 430 circuit miles of 345 kV transmission loop in the Texas Panhandle and South Plains near Amarillo, Texas; approximately 55 circuit miles 345 kV transmission line between Golden Spread Electric Co-op and the White River Station in the Texas Panhandle; and approximately 48 circuit miles of 345 kV transmission line from the eastern half of the North Edinburg substation to the Palmito substation in the southern region of Texas near Brownsville.

The Partnership was organized as a Texas limited partnership on November 3, 1998, as an electrical distribution utility located in Hidalgo County, Texas. On March 24, 2016, the Partnership transferred its ownership on SU FERC, L.L.C., a subsidiary of the Partnership, to its General Partner.

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed GS Project Entity, L.L.C. (GSPE) to the partners of the Partnership (Partners). The Partners contributed their interests in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. On May 6, 2016, HP also contributed CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed their interests in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership. See Note 2.

The Partnership leases most of its transmission and distribution assets from a related party, Sharyland Distribution & Transmission Services, L.L.C. (SDTS) under Master Lease Agreements. See Note 3.

(b)	Principles of Consolidation and Presentation

All significant intercompany balances and transactions have been eliminated. The Partnership maintains accounting records in accordance with the uniform system of accounts, as prescribed by the Federal Energy Regulatory Commission (FERC). The Partnership’s consolidated financial statements reflect the effects of the different rate making principles mandated by FERC and the Public Utility Counsel of Texas (PUCT) regulating its operations.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The Partnership accounted for the contributions of GSPE and CVPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value.

(c)	Use of Estimates

The preparation of the Partnership’s consolidated financial statements in accordance with accounting principles generally accepted in the United States (GAAP) require management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

(d)	Recently Issued Accounting Pronouncements

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Clarification of Certain Cash Receipts and Cash Payments. The objective of ASU 2016-15 is to eliminate the diversity in practice related to the classification of certain cash receipts and payments in the statement of cash flows, by adding or clarifying guidance on eight specific cash flow issues. ASU 2016-15 is effective for periods beginning after December 15, 2017 with early adoption permitted. The new standard requires a modified retrospective transition approach for all periods presented, unless deemed impracticable, in which case, prospective application is permitted. The Partnership is currently evaluating the new guidance and has not determined the impact this standard may have on our cash flows.

In February 2016, the FASB issued ASU 2016-02, Leases. ASU 2016-02 amended the existing accounting standard for lease accounting, including requiring lessees to recognize most leases on their balance sheets and making targeted changes to lessor accounting. ASU 2016-02 is effective for periods beginning after December 15, 2019 with early adoption permitted. The new standard requires a modified retrospective transition approach for all leases existing at, or entered into after, the date of initial application, with an option to use certain transition relief. The Partnership is currently evaluating the new guidance and the extent of the impact this standard may have on its financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 requires revenue to be recognized when promised goods or services are transferred to customers in an amount that reflects the expected consideration for theses goods and services. The guidance supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Codification. ASU 2014-09 is effective for periods beginning after December 15, 2018. The Partnership is currently evaluating the new guidance and the extent of the impact this standard may have on its financial position, results of operations or cash flows.

(2)	Acquisition

On March 18, 2016, Hunt Power, L.P. (HP), an affiliate of the Partnership, contributed all of its ownership interest in GS Project Entity, L.L.C. (GSPE) to the Partners. The Partners contributed their interests in GSPE to the Partnership. GSPE became a wholly owned subsidiary of the Partnership. The Partnership accounted for the contributions of GSPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. GSPE was formed on January 6, 2015 for the purpose of financing and owning the Golden Spread 345 kV-Transmission Line Project (GS Project). The approximately 55 circuit miles transmission line connects Golden Spread Electric Co-op (GSEC) gas-fired generation facilities to the White River Station in the Texas Panhandle which is owned by SDTS.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

On May 6, 2016, HP also contributed all of its ownership interest in CV Project Entity, L.L.C. (CVPE) to the Partners. The Partners contributed their interests in CVPE to the Partnership. CVPE became a wholly owned subsidiary of the Partnership. The Partnership accounted for the contributions of CVPE as common control transactions whereby the net assets acquired are combined with the Partnership at their carrying value. CVPE was formed on November 14, 2014 for the purpose of financing and owning the Cross Valley 345 kV-Transmission Line Project (CV Project). The approximately 48 circuit miles of transmission line connects the eastern half of the North Edinburg substation owned by American Electric Power (AEP) to the Palmito Station in south Texas which is owned by SDTS. The Partnership’s financial statements have been adjusted to reflect CVPE’s activities from the formation date. The CV Project was acquired by CVPE on January 15, 2015.

(3)	Leases

The Partnership leases most of its Transmission and all of its Distribution (T&D) assets from SDTS, a related party, under five Master Lease Agreements (MLA). See Note 16, Regulatory Proceedings. Also under these same MLAs, SDTS is responsible for funding all prudently incurred electric plant capital expenditures deemed necessary to serve customers by the Partnership. In accordance with the MLAs, the Partnership is responsible for the maintenance and the operation of the T&D assets and for compliance with all regulatory requirements of the PUCT, FERC, and any other regulatory entity with jurisdiction over the T&D assets. The MLAs obligate the Partnership to pay all property-related expenses, including maintenance, repairs, taxes on equipment in service, insurance, and to comply with the terms of the secured credit facilities and secured-term loan, if any, affecting the leased assets. The MLAs are subject to failed sale-leaseback accounting. See Note 4.

The MLAs, as amended, expire at various dates from December 31, 2017 through December 31, 2022. Each agreement includes annual base payments while all but one agreement includes additional payments, based on an agreed upon percentage of revenue earned by the Partnership, as defined in the MLAs, in excess of annual specified breakpoints. The rate used to calculate additional payments varies by lease and ranges from a high of 37% to a low of 23% over the term of the agreements.

The Partnership made fixed lease payments during the periods presented as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Fixed Lease Payments	$40,764	$36,748	$81,345	$73,495

The Partnership’s MLAs include a rent validation after year end to true up lease payments for the difference between actual and estimated incremental capital expenditures placed in service. As a result of the rent validation, the Partnership made additional fixed payments of approximately $334,000 and $858,000 on March 22, 2017 and April 12, 2016, respectively, associated with the years ended December 31, 2016 and 2015, respectively.

The Partnership is also subject to certain restrictive covenants, including indebtedness limits, contained in the MLAs. The Partnership was in compliance with all such covenants as of June 30, 2017 and December 31, 2016.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Future minimum lease payments in accordance with these MLAs are as follows:

(In thousands)	Total
Year Ending December 31:
2017 - Q3 and Q4	$81,712
2018	86,094
2019	84,163
2020	70,552
2021	8,528
Thereafter	4,414
Total future minimum lease payments	$335,463

(4)	Failed Sale-Leaseback – Financing Obligation

The Partnership leases most of its T&D assets from SDTS, a related party. SDTS has legal title to such T&D assets under lease. The Partnership, as a managing member of SDTS, has the exclusive power and authority on behalf of SDTS to manage, control, administer, and operate the T&D assets and business affairs of SDTS in accordance with the limited liability company agreement governing SDTS. These rights and obligations constitute continuing involvement, which results in failed sale-leaseback (financing) accounting. Under failed sale-leaseback accounting, the Partnership is deemed owner of the assets under all MLAs, including assets currently under construction. Consequently, the T&D assets, including assets currently under construction and corresponding financial obligations are included in the Partnership’s Consolidated Balance Sheets. The leases are considered a failed sale-leaseback (financing) due to the Partnership’s continuing involvement in SDTS and due to the ongoing involvement in the construction of the T&D assets as defined by ASC Topic 840, Accounting for Leases.

Approximately $1.6 billion are included in long-term financing obligation liabilities related to the failed sale-leaseback (financing), as of June 30, 2017 and December 31, 2016. Approximately $32.7 million and $39.0 million of the failed sale-leaseback (financing) obligation are included in current liabilities as of June 30, 2017 and December 31, 2016, respectively.

The Partnership recorded interest on failed sale-leaseback (financing) in interest expense, net as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Failed sale-lease back interest expense
Fixed portion of failed-leaseback interest	$30,224	$28,249	$59,798	$54,553
Variable portion of failed-leaseback interest	6,564	6,307	12,692	12,809
Failed sale-lease back interest expense	$36,788	$34,556	$72,490	$67,362

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

As a result of the failed sale-leaseback (financing) transaction, the Partnership accounted for lease payments to the lessor as a reduction of its financing obligation. Payments made on the long-term financing obligation were as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Payments on long-term financing obligation	$10,303	$9,588	$20,078	$18,624

Future payments of the financing obligation as of June 30, 2017 are as follows:

(In thousands)	Total
Year Ending December 31:
2017	$20,718
2018	19,607
2019	13,988
2020	8,735
2021	3,720
Thereafter	1,446,610
Total financing obligation	1,513,378
Less: current portion of financing obligation	(32,739)
Leased system under construction obligation	108,046
Lease deferral (Note 7)	23,793
Long-term lease obligation	$1,612,478

The Partnership recorded depreciation expense related to the assets accounted for in accordance with failed sale-leaseback as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Failed sale-lease back depreciation expense	$8,821	$7,721	$17,449	$15,193

(5)	Prepaids and Other Current Assets

Prepaids and other current assets at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
(In thousands)	2017	2016
Field service agent for right of way acquisition	$80	$1,600
Other	1,816	1,875
Total prepaids and other current assets	$1,896	$3,475

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(6)	Property, Plant and Equipment - net

The major classes of property, plant and equipment at June 30, 2017 and December 31, 2016 are as follows:

	June 30,	December 31,
(In thousands)	2017	2016
Property, plant and equipment
Leased system	$1,790,206	$1,724,090
Transmission plant	262,356	262,279
General plant	34,143	33,878
	2,086,705	2,020,247
Construction Work in Progress:
Leased system under construction	108,046	103,695
General plant under construction	2,274	1,568
	110,320	105,263
Other	293	293
Total Property, plant and equipment	2,197,318	2,125,803
Accumulated Depreciation - Leased system	(274,997)	(257,548)
Accumulated Depreciation - Transmission plant	(3,647)	(2,021)
Accumulated Depreciation - General plant	(19,681)	(18,488)
Property, Plant, and Equipment - net	$1,898,993	$1,847,746

See Note 2 in regards to the acquisition of transmission plant in 2016.

See Note 4 in regards to leased system and leased system under construction.

General plant consists of a warehouse, furniture, fixtures, equipment, computer hardware, software, and vehicles.

(7)	Deferred Charges – Regulatory Assets - Liabilities

Deferred Charges – Regulatory Assets, Net

Regulatory assets represent probable future recovery of costs from customers through the regulatory ratemaking process.  The table below provides detail of deferred charges that are included on the Partnership’s Consolidated Balance Sheets as of June 30, 2017 and December 31, 2016.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

Net deferred costs recoverable in future years as of June 30, 2017 and December 31, 2016 are as follows:

		June 30, 2017			December 31, 2016
	Amortization	Gross		Net	Gross		Net
	Period	Carrying	Accumulated	Carrying	Carrying	Accumulated	Carrying
(In thousands)	Ends	Amount	Amortization	Amount	Amount	Amortization	Amount
Deferred costs recoverable in future years
Deferred financing costs	(a)	$5,763	(2,900)	$2,863	$5,767	$(2,298)	$3,469
Inception operating costs	(a)	23,793	-	23,793	23,793	-	23,793
Rate case costs	(b)	13,442	(4,998)	8,444	10,461	(4,263)	6,198
Transmission cost recovery factor	(c)	836	-	836	2,603	-	2,603
Study costs	(d)	3,629	(1,888)	1,741	3,629	(1,619)	2,010
Transition to competition	(e)	2,289	(380)	1,909	2,289	(320)	1,969
Advanced metering costs	(f)	1,764	-	1,764	1,755	-	1,755
Energy efficiency cost recovery factor	(g)	219	-	219	10	-	10
Net Deferred Charges -
Regulatory Assets		$51,735	$(10,166)	$41,569	$50,307	$(8,500)	$41,807

(a)	Amortization period is anticipated to be established in a future rate case.
(b)	$5.0 million was recovered through May 2017, $8.4 million recovery period is anticipated to be established in future rate case expense Docket to be filed later this year.
(c)	This item is recovered or credited through a recovery factor that is set semi-annually.
(d)	$2.3 million is recovered through April 2019 and $1.3 million recovery period is anticipated to be established in future rate case.
(e)	$0.6 million recovered through April 2019, $1.7 million recovery period is anticipated to be established in the December Filing.
(f)	Recovery period is anticipated to be established in a future rate case.
(g)	This item is recovered through recovery mechanisms established by tariff.

Deferred financing costs included in net deferred charges – regulatory assets consist of debt issuance costs incurred in connection with the construction credit agreements associated with GSPE and CVPE. These assets are classified as regulatory assets and amortized over the length of the related loan. These costs will be included in the costs to be recovered in connection with a future rate case.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The inception operating costs of approximately $23.8 million at June 30, 2017 and December 31, 2016 represent operating costs incurred from inception through December 31, 2007. The 2013 rate case settlement established that the Partnership may seek recovery in a future rate case, pursuant to the mechanism established in Docket Nos. 21591 and 27556, of the inception operating costs plus related return on rate base. The right to benefit from the inception operating costs was transferred to SDTS. Consequently, due to the failed sale-leaseback accounting treatment, the Partnership has recorded a corresponding liability in financing obligation.

See Note 16, Commitments and Contingencies – regulatory proceedings and Note 18, Subsequent events for information regarding the proposed dismissal of the rate case.

Regulatory Liabilities

Regulatory liabilities represent probable future reduction in rates due to the over-recovery of costs from customers through the regulatory ratemaking process.

The carrying amount of the regulatory liabilities as of June 30, 2017 and December 31, 2016 are as follows:

	Amortization
	period	June 30,	December 31,
(In thousands)	Ends	2017	2016
Postretirement benefits costs	(a)	$3,018	$3,018
Postretirement benefits collections	(b)	3,517	2,681
Estimated net removal costs		2,079	1,208
Deferred overhead costs		1,758	-
Regulatory liabilities		$10,372	$6,907

(a)	This item represents liabilities recorded in accordance with OPEB accounting standards.
(b)	The amortization of this item is anticipated to be established in the December Filing.

(8)	Related-Party Transactions

The Partnership made payments associated with the lease of some of its T&D assets to SDTS as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Lease payments	$46,709	$44,108	$92,880	$86,488

The Partnership received payments throughout the period related to the acquisition of gross property plant and equipment, contracted services, direct labor, materials and supervision associated with its existing asset build out on the T&D assets from SDTS as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Asset build out payments received	$43,630	$61,856	$93,824	$120,021

Asset build out costs are included on the Consolidated Balance Sheets under property, plant and equipment - net.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

On February 12, 2015, the Partnership entered into a subordinated and unsecured loan agreement of $10.0 million with Loyal Trust No. 1 (LT1), a related party, as amended on, February 16, 2017. The promissory note matures on December 31, 2018. The revolving promissory note accrues interest at the floating JP Morgan Chase Prime Rate with all interest compounded semiannually. As of June 30, 2017and December 31, 2016, the Partnership had no amount outstanding on the subordinated note. The interest expense and fees on the subordinated note as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Interest expense and fees	$60	$16	$100	$21

The Partnership leases office space for its Dallas location from an affiliate at a contractually agreed upon lease agreement.  Charges for the lease are included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Lease office expense	$87	$85	$172	$170

An affiliate of the Partnership provides services to the Partnership at contractually agreed upon rates per hour and set amounts for infrastructure support. Charges for such services included in general and administrative expense in the accompanying Consolidated Statements of Operations as follows:

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(In thousands)	2017	2016	2017	2016
Infrastructure support services	$171	$907	$905	$1,911

Accrued fees are included in due to affiliates on the Partnership’s Consolidated Balance Sheets related to these charges were approximately $379,000 and $1.2 million as of June 30, 2017 and 2016, respectively.

(9)	Allocation of Partners’ Capital

Revenues, income, gains, losses, expenditures, deductions, credits and distributions, as defined in the partnership agreement, are allocated 1 percent to the general partner and 99 percent to the limited partner.

(10)	Credit Facility

On May 15, 2014, the Partnership entered into an unsecured revolving credit facility of $5.0 million with Amegy Bank, as amended on, December 10, 2014. The credit facility accrues interest on the outstanding balance at the Prime Rate. At June 30, 2017, the Prime Rate was at 4.25%. In addition to the interest on the outstanding balance, commitment fees accrue at 0.35% for the unused portion of the credit facility. The revolving credit facility expires on August 15, 2017. The Partnership has entered into discussions with Amegy Bank in order to extend the maturity of this facility.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

As of June 30, 2017, the Partnership had $5.0 million outstanding on the revolving credit facility. As of December 31, 2016, the Partnership had no amount outstanding on the revolving credit facility. The interest expense and fees for the revolving credit facility were approximately $51,000 and $86,000 during the three and six months ended June 30, 2017, respectively. The interest expense and fees for the revolving credit facility were approximately $37,000 and $71,000 during the three and six months ended June 30, 2016, respectively.

The agreement requires maintenance of certain financial ratios and imposes certain restricted covenants. The Partnership was in compliance with all covenants as of June 30, 2017 and December 31, 2016, respectively.

(11)	Long-Term Debt

(In thousands)	Maturity Date	June 30, 2017			December 31, 2016
CVPE
Fixed Rate Notes - $23.5 million	January 15, 2020	$23,500	3.58%		$23,500	3.58%
Term Loan - $82.5 million	January 15, 2020	80,953	2.98%	*	81,984	2.36%
GSPE
Term Loan - $57.2 million	October 31, 2019	56,128	2.98%	*	56,843	2.36%
Total long-term debt		160,581			162,327
Less: current portion of long-term debt		3,493			3,493
Long-term debt		$157,088			$158,834

*	Interest based on LIBOR plus an applicable margin

Senior Secured Credit Facilities – On January 15, 2015, in conjunction with the acquisition, CVPE entered into a construction-term loan agreement consisting of a $106.5 million construction term loan syndicated to five banks and a $23.5 million senior secured note issued to Prudential Insurance Company of America and affiliates (Fixed Rate Notes). The senior secured credit facilities and Fixed Rate Notes are collateralized by the CV Project assets.

The CV Project was placed in service June 10, 2016 and the new transmission cost of service (TCOS) rate that included the CV Project assets was approved on September 22, 2016 by the PUCT. On November 30, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $82.5 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The outstanding borrowing under the term loan at June 30, 2017 and December 31, 2016 was $81.0 million and $82.0 million, respectively.

As of June 30, 2017 and December 31, 2016, the Fixed Rate Notes had a principal balance of $23.5 million, respectively. Interest is payable quarterly at a rate of 3.58% per annum. The Fixed Rate Notes mature on January 15, 2020 and do not provide for any principal payments.

The construction-term loan agreement and senior secured notes contain certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. CVPE was in compliance with all debt covenants for the construction-term loan agreement at June 30, 2017 and December 31, 2016.

On March 31, 2015, GSPE entered into a construction-term loan agreement of $84.0 million syndicated to three banks. The senior secured credit facilities are collateralized by GSPE’s assets.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The GS Project was placed in service in March 29, 2016 and the new TCOS rate that included the GS Project assets was approved on June 13, 2016 by the PUCT. On October 31, 2016, the amount outstanding on the construction-term loan was converted into a term loan with a balance of $57.2 million. After this conversion, interest accrues at LIBOR plus 1.75%. Interest is payable the last day of the selected interest period for interest periods of three months or less, and every three months for interest periods greater than three months. Amortized principal amounts of the term loan are payable quarterly after the conversion. The term loan will mature on the third anniversary after principal conversion. The outstanding borrowing under the term loan at June 30, 2017 and December 31, 2016 was $56.1 million and $56.8 million, respectively.

The construction-term loan agreement contains certain default triggers, including without limitation: failure to maintain compliance with financial and other covenants contained in the agreement, limitation on liens, investments and the incurrence of additional indebtedness. GSPE was in compliance with all debt covenants for the construction-term loan agreement at June 30, 2017 and December 31, 2016.

Future maturities of the total long-term debt as of June 30, 2017 are as follows:

(In thousands)	Total
Year Ending December 31:
2017	$1,746
2018	3,493
2019	56,045
2020	99,297
$160,581

(12)	Derivative Instruments

Interest – During 2015, each of CVPE and GSPE entered into an interest swap agreement designated as a cash flow hedge against variable interest rate exposure on a portion of their construction-term loans that established a fixed rate on the LIBOR interest rates specified in the construction-term loans at 0.7185% and 0.760%, respectively, per annum until December 31, 2016. Notional amounts reset on a monthly basis and did not exceed $35.4 million and $39.1 million, respectively, at any given time. There were no notional amounts as of June 30, 2017 as these swap agreements terminated on December 31, 2016.

These cash flow hedging instruments were recorded as a liability in the Consolidated Balance Sheets at fair value, with an offset to accumulated other comprehensive income to the extent the cash flow hedging instruments were effective. The cash flow hedging instrument gains and losses included in other comprehensive income were reclassified into earnings as the underlying transaction occurred. There was no cash flow hedging instrument ineffectiveness recorded for these swap agreements.

The Partnership reclassified approximately $73,000 included in other comprehensive income, during the six months ended June 30, 2016 to interest expense, net on the Consolidated Statement of Operations.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(13)	Transmission Cost of Service

All Transmission Service Providers (TSPs) within Electric Reliability Council of Texas (ERCOT) provide open access transmission service and the costs are ultimately passed through to end-use customers. The PUCT regulates the transmission rates that are charged by the ERCOT TSPs. The Partnership is billed based on the Partnership’s pro rata share, during the prior year, of the average of ERCOT coincident peak demand for the months of June, July, August, and September (ERCOT 4CP), excluding the portion of coincident peak demand attributable to wholesale storage load. Each TSP files a tariff for transmission service to establish its rates, calculated as the TSP’s commission-approved transmission cost of service, or revenue requirement, divided by the aggregate ERCOT 4CP during the prior year. Therefore, the monthly transmission service charge to be paid by the Partnership is the product of each TSP’s monthly rate as specified in its tariff and the Partnership’s previous year’s share of the aggregate ERCOT 4CP.

Taking power over the ERCOT network requires the Partnership to pay fees regulated by the PUCT. The annual charges to use the ERCOT transmission network cover the period from January 1 through December 31 of each year. Because the use of the network is governed by ERCOT and falls under the jurisdiction of the PUCT, a contract is not required with each ERCOT TSP.

(14)	Postretirement Benefits

The Partnership provides continued major medical coverage to retired employees and their dependents meeting certain eligibility requirements. The Partnership’s postretirement health care benefit plan provides prescription drug coverage. The Medicare Prescription Drug Improvement and Modernization Act of 2003 includes a federal subsidy for plans that offer prescription drug benefits that are actuarially equivalent to Medicare Part D. The Partnership and the actuarial advisors have determined that the prescription drug coverage provided by the Partnership’s postretirement health care benefit plan is actuarially equivalent to Medicare Part D, and accordingly, the subsidy provides some relief for ongoing retiree prescription costs.

The Partnership is required to recognize the overfunded or underfunded status of a defined benefit postretirement plan as an asset or liability on its balance sheet. FASB guidance requires an entity to include items that have not yet been recognized as net periodic postretirement benefit cost as a component of accumulated other comprehensive income. However, for a regulated utility this information is allowed to be recorded as a regulatory asset if: (i) the utility has historically recovered and currently recovers postretirement benefit plan expenses in its electric rates; and (ii) there is no negative evidence that the existing regulatory treatment will change. The Partnership has recorded the unrecognized components of net periodic postretirement benefit cost as a regulatory asset (liability) as these expenses are probable of future recovery.

(15)	Fair Value of Financial Instruments

In accordance with ASC Topic 820, Fair Value Measurements and Disclosures, the Partnership is required to assess the fair value of its financial instruments and disclose the level of inputs used for that estimate set forth in ASC 820.

The carrying amounts of the Partnership’s cash and cash equivalents, due to and from affiliates, and accounts payable approximate fair value due to the short-term nature of these assets and liabilities.

As of June 30, 2017 and December 31, 2016, the Partnership had approximately $137.1 million and $138.8 million, respectively, of borrowings under the construction-term loans which accrued interest under a floating rate structure. Accordingly, the carrying value of such indebtedness approximated the fair value for the amounts outstanding.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

The Partnership also had borrowings totaling $23.5 million under senior secured notes with a rate of 3.58% per annum as of June 30, 2017 and December 31, 2016. The fair value of these borrowings is estimated using discounted cash flow analysis based on current market rates.

Financial instruments, measured at fair value as defined by ASC 820, by level within the fair value hierarchy were as follows:

	Carrying	Fair Value
(In thousands)	Value	Level 1	Level 2	Level 3
June 30, 2017
Long-term debt	$160,581	$-	$160,608	$-

December 31, 2016
Long-term debt	162,327	-	162,352	-

(16)	Commitments and Contingencies

Leases

The Partnership has various obligations under operating leases pertaining to equipment, facilities and office space. Charges for the operating leases included in general and administrative expense in the accompanying Consolidated Statements of Operations amounted to approximately $180,000 and $369,000 during the three and six months ended June 30, 2017, respectively.

The following is a schedule of future minimum lease payments required under operating leases with a term of greater than 12 months at inception as of June 30, 2017:

(In thousands)
Year Ending December 31:
2017 - Q3 and Q4	$331
2018	586
2019	381
2020	359
Thereafter	353
$2,010

Regulatory proceedings

The Partnership is regulated by the PUCT. The Partnership filed a rate case with the PUCT under Docket No. 41474 (2013 rate case) to adjust the retail delivery tariff for the Stanton, Brady, and Celeste customers. The application was based on a test year ended December 31, 2012, with an effective date of May 1, 2014. The final order was issued January 23, 2014. The final order of the 2013 rate case addressed recovery for costs associated with the transition to competition and certain study costs. Recovery of those costs began when the new tariff went into effect on May 1, 2014.

The 2013 rate case order required the Partnership to file a rate case on or before July 1, 2016. In Docket No. 45414, the PUCT ordered the Partnership to file an RFP by April 30, 2016 (Rate Case). The Partnership filed the RFP to adjust the retail delivery tariff for all customers under Docket No. 45414 on April 29, 2016 (April Filing). The application was based on the test year ended December 31, 2015. All rate case costs incurred for Docket No. 45414 are included in the regulatory assets.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

On October 10, 2016, the PUCT issued its preliminary order in the April Filing. The preliminary order required the Partnership and SDTS to amend the current application to include separate RFPs for the Partnership and SDTS. Also, the preliminary order required the Partnership to make its amended filing no later than January 1, 2017. On December 30, 2016, (December Filing), the Partnership and SDTS filed an amended application with separate RFPs based on the same test year as the April Filing.

Consistent with the Preliminary Order, SULP and SDTS proposed to replace their five existing MLAs with two new leases, one for transmission assets and one for distribution assets. Each of the leases, if approved by the PUCT, would have been executed upon the effectiveness of the rate case and have had a four year term. SULP would continue to have operational control over SDTS’s T&D assets and would remain primarily responsible for regulatory compliance and reporting requirements on behalf of and with cooperation from SDTS.

On March 28, 2017, an abatement of the April Filing was granted, and the hearing on the merits that was scheduled from March 29 through April 7, 2017 was canceled, pending ongoing settlement negotiations among the parties to the rate case.  On July 21, 2017, The Partnership entered into an agreement with certain parties to the rate case, which, if approved by the PUCT and subject to certain conditions, will result in the dismissal of the rate case. See Note 18, Subsequent Events, for additional information related to the proposed dismissal of the Rate Case.

If the rate case is not dismissed, the December Filing would still be before the PUCT.

On July 14, 2016, the Partnership received formal notification from the Oversight and Enforcement (O&E) Division of the PUCT that an investigation was being opened to determine whether the Partnership’s policy and procedures related to the transitioning of approximately 1,500 customers from the Small Secondary to the Large Secondary rate schedule were consistent with the Partnership’s tariff for delivery service, the Public Utilities Regulatory Authority (PURA), and the PUCT’s rules. After the O&E staff analyzed the data obtained from the Partnership, O&E staff concluded that over 1,000 customers were impacted by this transition from Small Secondary to the Large Secondary rate schedule. On February 17, 2017, the Partnership and O&E (the Parties) executed and filed in Docket No 46873, a settlement resolving O&E staff’s investigation of the Partnership for alleged violations of PURA, the PUCT’s rules, and the Partnership’s tariff. On March 30, 2017, the order for the settlement agreement was approved by the PUCT. The settlement order required the Partnership to pay an administrative penalty of approximately $425,000 and to refund the impacted customers approximately $990,000 including interest. On April 25, 2017, the Partnership paid the administrative penalty of $425,000 to the PUCT.

(Continued)

SHARYLAND UTILITIES, L.P.

Notes to the Consolidated Financial Statements

(Unaudited)

(17)	Supplemental Cash Flow Information

Supplemental cash flow information and non-cash investment and financing activities for the six months ended June 30 are as follows:

(In thousands)	2017	2016
Supplemental cash flow information
Cash paid for interest	$75,284	$69,405
Cash paid for margin taxes	1,540	1,315
Non-cash investing and financing activities
Non-cash right of way additions to property, plant and equipment	407	1,294
Noncash financing obligation incurred	70,467	114,780
Change in accrued additions to property, plant and equipment	1,657	3,623
Allowance for funds used during contruction - debt	-	2,989

(18)	Subsequent Events

On July 14, 2017 and July 21, 2017, the Partnership repaid $4.0 million and $1.0 million, respectively under its revolving credit facility with Amegy Bank. The credit facility accrues interest on the outstanding balance at Prime Rate at 4.25%.

On July 21, 2017, the Partnership and SDTS signed a definitive agreement (Definitive Agreement) with Oncor Electric Delivery Company LLC (Oncor) to exchange SDTS’s retail distribution assets and the Partnership’s general plant used in distribution operations for a group of Oncor’s transmission assets located in West and Central Texas and cash.

Under the Definitive Agreement with Oncor, the Partnership will transfer general and regulatory assets used for the retail distribution business net of liabilities at a carrying value of approximately $6.5 million to Oncor for approximately $6.5 million in cash, subject to customary adjustments to be made at and following closing. SDTS will exchange approximately $400.0 million of distribution assets for approximately $380.0 million of transmission assets located in West and Central Texas and approximately $20.0 million in cash from Oncor, subject to customary adjustments to be made at and following closing. Upon closing, the Partnership will lease these assets from SDTS and operate them under an amended certificate of convenience and necessity. Thereafter, SDTS will continue to own and lease certain substations related to its distribution assets but the Partnership will exit the retail distribution business.

On July 21, 2017, the Partnership and SDTS entered into the Rate Case Dismissal Agreement (Rate Case Dismissal Agreement) with certain parties to the rate case under Docket No 45414. The Rate Case Dismissal Agreement, if approved by the PUCT, would result in the dismissal of the rate case upon closing the transaction with Oncor. Once the Rate Case is dismissed, the Partnership and SDTS will continue operating under their existing regulatory structure, and the current regulatory parameters will remain in place until the next rate case including an allowed return on equity of 9.7%, a capital structure of 55% debt and 45% equity and a cost of debt of 6.73%. The Partnership and SDTS will be required to file a new rate case in the calendar year 2020 with a test year ending December 31, 2019.

(Continued)

In the interim, the Partnership will reduce its base distribution rates by approximately 10% for its residential customers in its Stanton, Brady, and Celeste (SBC) service territories. This interim rate relief for residential customers will reflect a $3.0 million decrease in the Partnership’s retail distribution revenue requirement on an annualized basis. The Partnership is seeking regulatory approval for the interim rate relief.

The effectiveness of the Rate Case dismissal and the closing of the exchange transaction are dependent upon each other and will be subject to a number of closing conditions, including: approval by the PUCT of the exchange transaction, the Rate Case dismissal and Oncor’s rate case settlement, in each case on terms consistent with those proposed by the relevant parties. Under the Definitive Agreement, the Partnership, SDTS and Oncor are required to file a joint Sale-Transfer-Merger application (STM) with the PUCT no later than August 4, 2017. Key parties to the Rate Case also support the exchange transaction and are requesting that the PUCT approve the STM. The closing of the exchange transaction is also contingent upon Oncor’s parent company obtaining consent of the U.S. Bankruptcy Court for the District of Delaware and the Partnership and SDTS obtaining certain consents from its lenders, as well as other customary closing conditions. The exchange transaction is expected to close in the fourth quarter of 2017.

In connection with the Definitive Agreement, on July 21, 2017, the Partnership and SDTS entered into the Side Letter in which they agreed to certain terms and conditions (1) to address the actual or potential conflicts of interest arising between the Partnership and SDTS. Specifically, the Side Letter includes, among other things, (a) certain representations and warranties from the Partnership that correspond to representations and warranties of SDTS under the Definitive Agreement relating to certain matters for which SDTS relies, in whole or in part, upon Sharyland under the leases and as operator of the assets; (b) a mutual covenant of the Partnership and SDTS to not take actions that would cause the other party to breach the Definitive Agreement; and (c) an allocation of expenses incurred in connection with the transactions. The Side Letter also provides that the Partnership and SDTS will amend the leases at closing of the transaction to reflect SDTS’s rights related to funding, ownership, enforcement and amendment of development rights related to the construction of new transmission lines, the expansion of existing transmission facilities and new generation interconnections and will cooperate to resolve other matters arising in connection with the transactions.

The Partnership has evaluated subsequent events from the Balance Sheet date through July 26, 2017, the date at which the Financial Statements were made available to be issued, and determined there are no other items to disclose.